EXHIBIT 1


         American Israeli Paper Mills Ltd./Carmel Container Systems Ltd.

American Israeli Paper Mills Ltd. (ASE:AIP) [AIPM] holds 26.25% of the outstanding shares of Carmel:

Caesarea, Israel, May 29, 2003: Carmel Container Systems Ltd. ("Carmel") has announced that further to its announcement of January 2, 2003, Carmel received today a notice from the Supervisor of Restrictive Business Practices in Israel, under which he objects to the merger transaction between Carmel and Best Carton Ltd.